UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005.

Commission File Number: 001-31221

Total number of pages: 49

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated July 29, 2005 announcing the company’s results for the Three Months ended June 30, 2005.
2.	Materials presented in conjunction with the earnings release dated July 29, 2005 announcing the company’s results for First Quarter ended June 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: August 1, 2005	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, July 29, 2005

NTT DoCoMo, Inc.

Earnings Release for the Three Months Ended June 30, 2005

Consolidated financial results of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) for the three months ended June 30, 2005 (April 1, 2005 to June 30, 2005), are summarized as follows.

<< Highlights of Financial Results >>

•	For the three months ended June 30, 2005, operating revenues were ¥1,187.1 billion (down 2.8% compared to the same period of the prior year), operating income was ¥287.6 billion (up 4.0% compared to the same period of the prior year), income before income taxes was ¥353.4 billion (up 27.6% compared to the same period of the prior year) and net income was ¥207.9 billion (up 22.0% compared to the same period of the prior year).

•	Earnings per share were ¥4,495.01 and EBITDA margin* was 38.3%, up 1.8 points compared to the same period of the prior year.

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 15.

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<< Comment from Masao Nakamura, President and CEO >>

In the first quarter of the fiscal year ending March 31, 2006, we worked to strengthen our after-sales support to customers, for example, by providing free-of-charge extra battery packs to DoCoMo Premier Club members, continued our network quality enhancement endeavors, and enriched our handset lineup by releasing new models such as the “FOMA 901iS” series handsets, all of which are equipped with new features such as the “Osaifu-Keitai*” function. These measures, combined with the expanded “Family Discount” program and other strategic price revisions implemented during the last fiscal year, enabled us to increase the number of our net additional subscribers by approximately 20% compared to the same quarter of last fiscal year, while the total number of net additions in the market marked a decrease. Meanwhile, our churn rate in the first quarter dropped 0.26 points year-on-year to 0.80%, our record low, which makes us believe that our business reform programs focused on customers’ perspectives have delivered tangible results in reinforcing our core business in the last three months.

Due to the above-mentioned price revisions aimed at strengthening our competitiveness and other factors that could have downside pressure on revenues, our consolidated operating revenues for the first quarter dropped from the same period of the last fiscal year, but we posted gains in operating income through extensive cost-cutting efforts. We believe we have started this fiscal year with a favorable performance in the first quarter vis-à-vis our annual forecast for the year.

The number of subscribers using handsets compatible with our “Osaifu-Keitai*” service, which was commenced a year ago ahead of the competition in order to establish a platform for functions we hope will lead to future revenue sources, reached some 5 million as of July 22, 2005, and the number of shops where the service is provided grew to over 22,000 as of June 30, 2005, showing steadfast progress toward realizing our goal of making our mobile phones a part of the “lifestyle infrastructure” in Japan.

In November 2005, we are planning to introduce a more simplified rate structure, abolishing the different charging classifications set by time zones and distance of outbound calls, as additional options to the existing rate plans. We believe this will provide our customers with enhanced convenience and contribute our competitiveness.

Going forward, we are committed to continuing our efforts to strengthen our core business, reduce costs, and secure new revenue sources, so that we can react to the rapidly changing market environment and maximize our enterprise value.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contactless IC card, as well as the useful function and services enabled by the ICcard. With this function, a mobile phone can be utilized as electronic money, a credit card, an electronic ticket, a membership card, an airline ticket, and more.

<< Operating Results and Financial Position >>

<Results of operations>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)		Year ended March 31, 2005
Operating revenues	¥1,187.1	¥1,221.1	¥(34.1)	(2.8%)	¥4,844.6
Operating expenses	899.5	944.6	(45.1)	(4.8%)	4,060.4

Operating income	287.6	276.6	11.0	4.0%	784.2
Other income (expense)	65.8	0.3	65.5	—	504.1

Income before income taxes	353.4	276.9	76.5	27.6%	1,288.2
Income taxes	144.8	106.0	38.8	36.6%	527.7
Equity in net losses of affiliates	(0.8)	(0.5)	(0.2)	—	(12.9)
Minority interests in consolidated subsidiaries	0.0	(0.0)	0.0	—	(0.1)

Net income	¥207.9	¥170.4	¥37.5	22.0%	¥747.6

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1.	Business Overview

(1)	Operating revenues totaled ¥1,187.1 billion (down 2.8% compared to the same period of the prior year).

•	Cellular (FOMA+mova) services revenues decreased to ¥1,029.0 billion (down 1.6% compared to the same period of the prior year). Despite the positive impact on revenues from subscriber growth as a result of the acquisition of new subscribers and lowered churn rate driven by the expansion of our handset lineup, cellular (FOMA+mova) services revenues decreased mainly due to a decline in average revenue per unit (ARPU) resulting from our rate reductions, such as the expansion of our “Family Discount” program.

•	Voice revenues from FOMA services increased to ¥228.8 billion (up 201.8% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥116.9 billion (up 180.3% compared to the same period of the prior year) owing to a significant increase in the number of FOMA services subscribers which resulted from the release of new handsets such as the “FOMA 901iS” series and further improvements in our coverage areas.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)
Wireless services	¥1,059.8	¥1,079.8	¥(20.0)	(1.9%)
Cellular (FOMA+mova) services revenues (i)	1,029.0	1,045.5	(16.4)	(1.6%)
- Voice revenues (ii)	761.7	773.7	(12.0)	(1.5%)
Including: FOMA services	228.8	75.8	153.0	201.8%
- Packet communications revenues	267.3	271.8	(4.5)	(1.6%)
Including: FOMA services	116.9	41.7	75.2	180.3%
PHS services revenues	12.4	16.0	(3.6)	(22.3%)
Other revenues (i)	18.3	18.3	0.0	0.1%

Equipment sales	127.3	141.4	(14.1)	(9.9%)

Total operating revenues	¥1,187.1	¥1,221.1	¥(34.1)	(2.8%)

Notes:

(i)	In this earnings release, Quickcast services revenues, which were presented separately in the past, are included in “Other revenues,” and international services revenues, which were previously included in “Other revenues,” are included in “Cellular (FOMA+mova) services revenues.” However, international services revenues related to FOMA services are not included in FOMA services revenues for the three months ended June 30, 2004 because such information was not previously maintained.

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥899.5 billion (down 4.8% compared to the same period of the prior year).

•	Personnel expenses were ¥62.0 billion. The number of employees as of June 30, 2005 was 22,219.

•	Non-personnel expenses decreased to ¥566.2 billion (down 7.1% compared to the same period of the prior year) mainly due to a decrease in revenue-linked variable expenses (down 7.2% compared to the same period of the prior year), including commissions paid to agent resellers, reflecting a decrease in the number of handsets sold.

•	Impairment loss represents the impairment of PHS related assets, which were acquired during the three months ended June 30, 2005.

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<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)
Personnel expenses	¥62.0	¥62.2	¥(0.2)	(0.3%)
Non-personnel expenses	566.2	609.7	(43.4)	(7.1%)
Depreciation and amortization	165.3	165.2	0.1	0.1%
Impairment loss	0.2	—	0.2	—
Loss on disposal of property, plant and equipment and intangible assets	2.8	5.2	(2.4)	(45.8%)
Communication network charges	93.7	93.0	0.7	0.8%
Taxes and public dues	9.2	9.3	(0.1)	(0.7%)

Total operating expenses	¥899.5	¥944.6	¥(45.1)	(4.8%)

(3)	Operating income increased to ¥287.6 billion (up 4.0% compared to the same period of the prior year). Income before income taxes, net of other income (expense), including a gain on sale of Hutchison 3G UK Holdings Limited (“H3G UK”) shares (¥62.0 billion), interest income and interest expense, increased to ¥353.4 billion (up 27.6% compared to the same period of the prior year).

(4)	Net income was ¥207.9 billion (up 22.0% compared to the same period of the prior year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥1,166.3 billion and operating income was ¥288.9 billion.

•	Cellular (FOMA) services

–	In and after June 2005, we released the “FOMA 901iS” series handsets, all of which are equipped with features such as “Osaifu-Keitai” function and PDF file viewer. In April 2005, we have launched a new billing plan called “Packet-Pack 90.” In June 2005, we have restructured our billing plans for FOMA data-card-type-handset users and launched the “Limit-Plus” billing plan for FOMA subscribers, which limits calling charges at a value set in advance by the subscribers and was previously available only for mova subscribers. In June 2005, we launched “mopera U,” an internet access service for FOMA services subscribers via our public wireless LANs as well as FOMA networks. The number of FOMA services subscribers increased steadily and reached 13.71 million as of June 30, 2005.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥5,990, ¥3,100 and ¥9,090, respectively.

•	Cellular (mova) services

–	In May 2005, we released “premini-II S,” a compact and easy-to-use handset which features a unique design and music player function. Due to continuous progress in the migration of subscribers from mova services to FOMA services, the number of mova subscribers decreased to 35.72 million as of June 30, 2005.

–	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services were ¥4,820, ¥1,370 and ¥6,190, respectively.

–	In addition, in both FOMA and mova services, we have launched the “DoCoMo Coin” service, designed mainly for enterprises to be able to provide “DoCoMo Coins” as their sales promotion tool, the amount of which can be deducted from monthly bills of their prospective customers in April 2005. We have also upgraded our “Hearty Discount” program so that no handling charge will be applied to handset upgrades by eligible disabled subscribers starting June 1, 2005. The aggregate number of the FOMA and mova services subscribers increased to 49.43 million.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA+mova) services were ¥5,120, ¥1,820 and ¥6,940, respectively.

–	Churn rate for cellular (FOMA+mova) services for the three months ended June 30, 2005 was 0.80%, a decrease of 0.26 points compared to the same period of the prior year.

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•	i-mode services

–	In April 2005, DoCoMo entered into an agreement with Sumitomo Mitsui Card Co. Ltd. (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc., and Sumitomo Mitsui Banking Corporation that DoCoMo and these companies would form a strategic alliance for the launch of new credit transaction services using the “Osaifu-Keitai” phones equipped with i-mode FeliCa IC cards and form a capital alliance with Sumitomo Mitsui Card. The number of subscribers using i-mode-FeliCa-compatible handsets reached approximately 4.40 million and the number of “Osaifu-Keitai” compatible shops increased to approximately 22,000 as of June 30, 2005. In April 2005, we upgraded the “i-mode Disaster Message Board Service” and made packet charges to access the service free in order to further improve the convenience of our customers. Furthermore, as a part of our efforts to promote further security and comfort in mobile internet environment, we have continued to work against spam-mails and upgraded our i-mode web access restriction function. The number of i-mode services subscribers reached 44.66 million as of June 30, 2005.

–	In terms of our global development, starting from May 2005, the eight overseas i-mode alliance carriers jointly procured i-mode-compatible GSM handsets to lower procurement costs. The i-mode services are rolled out in 10 countries and areas including Japan, and the aggregate number of i-mode services subscribers of all foreign carriers which participate in the i-mode alliance exceeded 5 million as of June 30, 2005.

•	International services

–	In May 2005, we launched international roaming-out services for packet communications in China, in addition to the existing international roaming-out service for voice calls and short messaging service (SMS). From June 2005, FOMA videophone users who subscribe to an international dialing service “WORLD CALL” are able to make videophone calls with 3G videophone customers in South Korea. Starting June 1, 2005, we allow our customers to apply allowances, which are included in both the base monthly charge and the additional charge for a billing arrangement called “Packet Pack,” toward international services such as an international roaming-out service “WORLD WING.” As of June 30, 2005, we expanded the service area of international roaming-out services for voice calls and SMS to 127 countries and areas; for packet communications to 43 countries and areas; and for videophone calls to 6 countries and areas.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter. See page 14 for the details of the calculation methods.

5

<Number of subscribers by services>	Thousand subscribers
	June 30, 2005	March 31, 2005	Increase (Decrease)
Cellular (FOMA) services	13,710	11,501	2,210	19.2%
Cellular (mova) services	35,719	37,324	(1,605)	(4.3%)
i-mode services	44,659	44,021	638	1.4%

    Note:

Number of i-mode subscribers as of June 30, 2005 = Cellular (FOMA) i-mode subscribers (13,514 thousand) + Cellular (mova) i-mode subscribers (31,144 thousand)

Number of i-mode subscribers as of March 31, 2005 = Cellular (FOMA) i-mode subscribers (11,353 thousand) + Cellular (mova) i-mode subscribers (32,667 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)
Mobile phone business operating revenues	¥1,166.3	¥1,198.3	¥(32.0)	(2.7%)
Mobile phone business operating income	288.9	284.4	4.5	1.6%

    Note:

Starting from the three months ended June 30, 2005, international services, which were previously included in “Miscellaneous businesses,” are included in “Mobile phone business.” As a result thereof, certain reclassifications are made to the operating results for the three months ended June 30, 2004.

(2)	PHS business

Operating revenues were ¥12.9 billion and operating loss was ¥0.9 billion.

•	In order to concentrate our business resources on FOMA services, we ceased accepting new PHS subscriptions on April 30, 2005. We will consider terminating the service while monitoring the usage of current subscribers.

•	ARPU was ¥3,320.

Note:

See page 14 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers
	June 30, 2005	March 31, 2005	Increase (Decrease)
PHS services	1,150	1,314	(164)	(12.5%)

<Operating results>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)
PHS business operating revenues	¥12.9	¥17.4	¥(4.5)	(25.7%)
PHS business operating loss	(0.9)	(7.2)	6.4	—

6

(3)	Miscellaneous businesses

Operating revenues were ¥7.9 billion and operating loss was¥0.4 billion.

•	In our public wireless LAN service, “Mzone,” we launched an international roaming service with Singapore Telecommunications Limited, a Singaporean company, in April 2005. The number of hot spots in Japan increased to 564 as of June 30, 2005. In June 2005, we launched a plan called “U public wireless LAN course” as a part of our internet access service “mopera U.”

•	In April 2005, considering the continuous decline in the number of Quickcast subscribers, we decided to terminate the services on March 31, 2007.

<Operating results>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)
Miscellaneous businesses operating revenues	¥7.9	¥5.4	¥2.4	44.8%
Miscellaneous businesses operating loss	(0.4)	(0.6)	0.2	—

Note:

Starting from the three months ended June 30, 2005, Quickcast business, which were presented separately in past releases, are included in “Miscellaneous businesses.” As a result thereof, certain reclassifications are made to the operating results for the three months ended June 30, 2004.

3.	Capital Expenditures

Total capital expenditures were ¥210.7 billion.

•	The capital expenditures increased because we expanded the coverage areas of FOMA services including a rollout of “FOMA Plus Area,” which enables calls in mountainous areas, where previous FOMA handsets could not make calls; reinforced FOMA network to meet the increase in demand; and constructed networks and equipment to provide new services. On the other hand, we continued our efforts to make our capital expenditures more efficient and less costly by reducing the acquisition costs of equipment and improving the design and construction process.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)
Mobile phone business	¥185.5	¥141.6	¥43.9	31.0%
PHS business	0.2	0.8	(0.6)	(77.5%)
Other (including information systems)	25.0	45.2	(20.2)	(44.6%)

Total capital expenditures	¥210.7	¥187.6	¥23.1	12.3%

Note:

Starting from the three months ended June 30, 2005, capital expenditures of Quickcast business, which were presented separately in past releases, are included in “Other (including information systems).” As a result thereof, certain reclassifications are made to the capital expenditures for the three months ended June 30, 2004.

7

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥326.3 billion (up 177.2% compared to the same period of the prior year). Net cash provided by operating activities increased mainly owing to a decrease in the payment of income taxes, which was ¥318.5 billion in the same period of the prior year, to ¥56.2 billion.

•	Net cash used in investing activities was ¥141.2 billion (down 30.5% compared to the same period of the prior year). Net cash used in investing activities decreased mainly due to a decrease in purchases of property, plant and equipment and proceeds from the sale of H3G UK shares. During the three months ended June 30, 2005, we had an inflow of cash from redemption of short-term investments of ¥100.0 billion and an outflow of cash to manage a part of our cash efficiently into a trust of ¥50.0 billion for NTT Leasing Co. Ltd., one of our related party, based on a contract of bailment for consumption. These changes in investments for cash management purposes decreased net cash used in investing activities by ¥50.0 billion.

•	Net cash used in financing activities was ¥68.1 billion (down 62.3% compared to the same period of the prior year). Net cash used in financing activities decreased mainly due to a decrease in repayments of outstanding debt. During the three months ended June 30, 2005, we repurchased our own stock for ¥16.9 billion in the stock market.

•	Free cash flows were ¥185.2 billion. Free cash flows excluding changes in investments for cash management purpose* (¥50.0 billion) were ¥135.2 billion.

•	Equity ratio and debt ratio improved compared to the same period of the prior year due to an increase in shareholders’ equity and a decrease in interest bearing liabilities.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)
Net cash provided by operating activities	¥326.3	¥117.7	¥208.6	177.2%
Net cash used in investing activities	(141.2)	(203.2)	62.1	—
Net cash used in financing activities	(68.1)	(180.5)	112.4	—
Free cash flows	185.2	(85.5)	270.7	—
Free cash flows excluding changes in investments for cash management purpose *	135.2	(85.5)	220.7	—

<Financial measures>	Three months ended June 30, 2005	Three months ended June 30, 2004	Increase (Decrease)
Equity ratio	64.9%	64.2%	0.7 points
Debt ratio	19.0%	20.2%	(1.2 points	)

  Notes:

•	Free cash flows = Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

•	Changes in investments for cash management purpose = Changes by purchase, redemption and disposal of financial instruments with original maturities of longer than 3 months for cash management purposes.

•	Equity ratio = Shareholders’ equity / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 15.

“Premier Club,” “Osaifu-Keitai,” “FOMA,” “mova,” “Quickcast,” “mopera U,” “Premini,” “i-mode,” “WORLD CALL,” “WORLD WING” and “Mzone” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

8

Consolidated Financial Statements	July 29, 2005
For the Three Months Ended June 30, 2005	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

1. Notes Related to the Preparation of the Consolidated Financial Statements

(1) Adoption of simplified accounting methods:	No
(2) Difference in the method of accounting recognition from the most recent fiscal year:	Yes (Reclassification of segment information)
(3) Change of reporting entities

Number of consolidated companies added: 7	Number of consolidated companies removed: 2
Number of companies on equity method added: 0	Number of companies on equity method removed: 6

Note:	Five companies which were accounted for using the equity method are consolidated from this period.

2. Consolidated Financial Results for the Three Months Ended June 30, 2005 (April 1, 2005 - June 30, 2005)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income
Three months ended June 30, 2005	1,187,082	(2.8%)	287,614	4.0%	353,426	27.6%	207,860	22.0%
Three months ended June 30, 2004	1,221,138	(2.5%)	276,575	(17.9%)	276,895	(17.8%)	170,380	(13.4%)
Year ended March 31, 2005	4,844,610		784,166		1,288,221		747,564

	Basic Earnings per Share		Diluted Earnings per Share
Three months ended June 30, 2005	4,495.01 (yen	)	4,495.01 (yen	)
Three months ended June 30, 2004	3,507.28 (yen	)	3,507.28 (yen	)
Year ended March 31, 2005	15,771.01 (yen	)	15,771.01 (yen	)

Notes:	1.	The weighted average number of shares outstanding:	For the three months ended June 30, 2005:	46,242,384 shares

			For the three months ended June 30, 2004:	48,578,914 shares

			For the fiscal year ended March 31, 2005:	47,401,154 shares

	2.	Percentage for operating revenues, operating income, income before income taxes and net income in the above tables represent changes compared to corresponding previous periods.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2005	6,212,590	4,029,498	64.9%	87,275.57 (yen	)
June 30, 2004	5,949,832	3,818,831	64.2%	78,652.24 (yen	)
March 31, 2005	6,136,521	3,907,932	63.7%	84,455.27 (yen	)

Note:	The number of shares outstanding as of June 30, 2005 and 2004, and March 31, 2005 were 46,169,825, 48,553,364 and 46,272,208, respectively.

(3) Consolidated Cash Flows	(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2005	326,334	(141,159)	(68,100)	890,676
Three months ended June 30, 2004	117,730	(203,240)	(180,518)	571,949
Year ended March 31, 2005	1,181,585	(578,329)	(672,039)	769,952

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2006	4,805,000	874,000	533,000

(Reference) Expected Earnings per Share: 11,518.79 yen

Notes:	1.	There has been no change in our forecasts for the fiscal year ending March 31, 2006 since we announced the forecasts on May 12, 2005.
	2.	With regard to the above forecasts, please refer to page 16.

*	Consolidated financial statements are unaudited.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) June 30, 2005	(UNAUDITED) June 30, 2004	Increase (Decrease)		March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	¥890,676	¥571,949	¥318,727	55.7%	¥769,952
Short-term investments	150,017	—	150,017	—	250,017
Accounts receivable, net	597,444	599,927	(2,483)	(0.4)	612,397
Inventories	167,874	135,477	32,397	23.9	156,426
Deferred tax assets	97,641	73,371	24,270	33.1	145,395
Tax refunds receivable	92,869	—	92,869	—	92,869
Prepaid expenses and other current assets	156,538	126,566	29,972	23.7	114,638

Total current assets	2,153,059	1,507,290	645,769	42.8	2,141,694

Property, plant and equipment:
Wireless telecommunications equipment	4,473,715	4,198,546	275,169	6.6	4,392,477
Buildings and structures	701,240	664,766	36,474	5.5	696,002
Tools, furniture and fixtures	592,854	586,091	6,763	1.2	589,302
Land	196,361	193,739	2,622	1.4	196,062
Construction in progress	167,804	152,075	15,729	10.3	103,648
Accumulated depreciation	(3,410,284)	(3,079,823)	(330,461)	—	(3,295,062)

Total property, plant and equipment, net	2,721,690	2,715,394	6,296	0.2	2,682,429

Non-current investments and other assets:
Investments in affiliates	41,084	318,301	(277,217)	(87.1)	48,040
Marketable securities and other investments	226,082	60,326	165,756	274.8	243,062
Intangible assets, net	539,270	507,199	32,071	6.3	535,795
Goodwill	140,176	133,354	6,822	5.1	140,097
Other assets	217,218	158,196	59,022	37.3	164,323
Deferred tax assets	174,011	549,772	(375,761)	(68.3)	181,081

Total non-current investments and other assets	1,337,841	1,727,148	(389,307)	(22.5)	1,312,398

Total assets	¥6,212,590	¥5,949,832	¥262,758	4.4%	¥6,136,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥288,794	¥18,262	¥270,532	—%	¥150,304
Accounts payable, trade	651,060	592,518	58,542	9.9	706,088
Accrued payroll	27,060	28,736	(1,676)	(5.8)	41,851
Accrued interest	1,637	1,983	(346)	(17.4)	1,510
Accrued taxes on income	71,633	84,857	(13,224)	(15.6)	57,443
Other current liabilities	159,964	134,477	25,487	19.0	136,901

Total current liabilities	1,200,148	860,833	339,315	39.4	1,094,097

Long-term liabilities:
Long-term debt	657,978	950,292	(292,314)	(30.8)	798,219
Employee benefits	140,911	137,790	3,121	2.3	138,674
Other long-term liabilities	183,111	182,014	1,097	0.6	197,478

Total long-term liabilities	982,000	1,270,096	(288,096)	(22.7)	1,134,371

Total liabilities	2,182,148	2,130,929	51,219	2.4	2,228,468

Minority interests in consolidated subsidiaries	944	72	872	—	121

Shareholders’ equity:
Common stock	949,680	949,680	—	—	949,680
Additional paid-in capital	1,311,013	1,311,013	—	—	1,311,013
Retained earnings	2,261,994	1,881,332	380,662	20.2	2,100,407
Accumulated other comprehensive income	34,504	82,154	(47,650)	(58.0)	57,609
Treasury stock, at cost	(527,693)	(405,348)	(122,345)	—	(510,777)

Total shareholders’ equity	4,029,498	3,818,831	210,667	5.5	3,907,932

Total liabilities and shareholders’ equity	¥6,212,590	¥5,949,832	¥262,758	4.4%	¥6,136,521

9

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)		Year ended March 31, 2005
Operating revenues:
Wireless services	¥1,059,768	¥1,079,758	¥(19,990)	(1.9%)	¥4,296,537
Equipment sales	127,314	141,380	(14,066)	(9.9)	548,073
Total operating revenues	1,187,082	1,221,138	(34,056)	(2.8)	4,844,610

Operating expenses:
Cost of services (exclusive of items shown separately below)	166,179	164,331	1,848	1.1	740,423
Cost of equipment sold (exclusive of items shown separately below)	264,471	271,561	(7,090)	(2.6)	1,122,443
Depreciation and amortization	165,297	165,206	91	0.1	735,423
Impairment loss	187	—	187	—	60,399
Selling, general and administrative	303,334	343,465	(40,131)	(11.7)	1,401,756
Total operating expenses	899,468	944,563	(45,095)	(4.8)	4,060,444

Operating income	287,614	276,575	11,039	4.0	784,166

Other income (expense):
Interest expense	(2,203)	(2,338)	135	—	(9,858)
Interest income	2,339	364	1,975	542.6	1,957
Gain on sale of affiliate shares	61,962	—	61,962	—	501,781
Other, net	3,714	2,294	1,420	61.9	10,175
Total other income (expense)	65,812	320	65,492		504,055

Income before income taxes	353,426	276,895	76,531	27.6	1,288,221

Income taxes	144,820	105,990	38,830	36.6	527,711
Equity in net losses of affiliates	(754)	(514)	(240)	—	(12,886)
Minority interests in consolidated subsidiaries	8	(11)	19	—	(60)

Net Income	¥207,860	¥170,380	¥37,480	22.0%	¥747,564

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities	(2,312)	4,174	(6,486)	—	9,220
Net revaluation of financial instruments	192	10	182	—	(367)
Foreign currency translation adjustment	(21,055)	(3,141)	(17,914)	—	(32,670)
Minimum pension liability adjustment	70	(244)	314	—	71

Comprehensive income	¥184,755	¥171,179	¥13,576	7.9%	¥723,818

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	46,242,384	48,578,914	(2,336,530)	(4.8)	47,401,154

Basic and diluted earnings per share (Yen)	¥4,495.01	¥3,507.28	¥987.73	28.2%	¥15,771.01

10

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Increase (Decrease)		Year ended March 31, 2005
Common stock:
At beginning of period	¥949,680	¥949,680	¥—	—%	¥949,680

At end of period	949,680	949,680	—	—	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,311,013	—	—	1,311,013

At end of period	1,311,013	1,311,013	—	—	1,311,013

Retained earnings:
At beginning of period	2,100,407	1,759,548	340,859	19.4	1,759,548
Cash dividends	(46,273)	(48,596)	2,323	—	(95,334)
Retirement of treasury stock	—	—	—	—	(311,371)
Net income	207,860	170,380	37,480	22.0	747,564

At end of period	2,261,994	1,881,332	380,662	20.2	2,100,407

Accumulated other comprehensive income:
At beginning of period	57,609	81,355	(23,746)	(29.2)	81,355
Unrealized holding gains (losses) on available-for-sale securities	(2,312)	4,174	(6,486)	—	9,220
Net revaluation of financial instruments	192	10	182	—	(367)
Foreign currency translation adjustment	(21,055)	(3,141)	(17,914)	—	(32,670)
Minimum pension liability adjustment	70	(244)	314	—	71

At end of period	34,504	82,154	(47,650)	(58.0)	57,609

Treasury stock, at cost:
At beginning of period	(510,777)	(396,901)	(113,876)	—	(396,901)
Purchase of treasury stock	(16,916)	(8,447)	(8,469)	—	(425,247)
Retirement of treasury stock	—	—	—	—	311,371

At end of period	(527,693)	(405,348)	(122,345)	—	(510,777)

Total shareholders’ equity	¥4,029,498	¥3,818,831	¥210,667	5.5%	¥3,907,932

11

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2005	(UNAUDITED) Three months ended June 30, 2004	Year ended March 31, 2005
I Cash flows from operating activities:
1. Net income	¥207,860	¥170,380	¥747,564
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	165,297	165,206	735,423
(2) Impairment loss	187	—	60,399
(3) Deferred taxes	73,707	20,677	334,095
(4) Loss on sale or disposal of property, plant and equipment	1,868	4,094	45,673
(5) Gain on sale of affiliate shares	(61,962)	—	(501,781)
(6) Equity in net losses of affiliates	810	1,248	14,378
(7) Minority interests in consolidated subsidiaries	(8)	11	60
(8) Changes in current assets and liabilities:
Decrease in accounts receivable, trade	16,150	17,426	8,731
Decrease in allowance for doubtful accounts	(1,197)	(1,222)	(4,641)
Increase in inventories	(11,448)	(8,208)	(29,157)
Increase in tax refunds receivable	—	—	(92,869)
Increase in prepaid expenses and other current assets	(42,125)	(15,229)	(3,205)
(Decrease) increase in accounts payable, trade	(53,023)	(7,151)	89,464
Increase (decrease) in accrued taxes on income	14,190	(233,154)	(260,585)
Increase in other current liabilities	23,076	9,454	12,531
Increase in liability for employee benefits	2,237	3,836	4,720
Other, net	(9,285)	(9,638)	20,785

Net cash provided by operating activities	326,334	117,730	1,181,585

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(166,682)	(195,237)	(668,413)
2. Purchases of intangible and other assets	(49,133)	(56,826)	(242,668)
3. Purchases of non-current investments	(41)	(983)	(176,017)
4. Proceeds from sale of non-current investments	23,870	9,935	725,905
5. Purchases of short-term investments	—	—	(361,297)
6. Redemption of short-term investments	100,000	—	111,521
7. Loan advances	—	(113)	(580)
8. Collection of loan advances	228	39,847	40,015
9. Long-term bailment for consumption to a related party	(50,000)	—	—
10. Other, net	599	137	(6,795)

Net cash used in investing activities	(141,159)	(203,240)	(578,329)

III Cash flows from financing activities:
1. Repayment of long-term debt	(3,826)	(122,206)	(146,709)
2. Principal payments under capital lease obligations	(1,084)	(1,268)	(4,748)
3. Payments to acquire treasury stock	(16,916)	(8,447)	(425,247)
4. Dividends paid	(46,273)	(48,596)	(95,334)
5. Proceeds from short-term borrowings	19,500	40,000	87,500
6. Repayment of short-term borrowings	(19,500)	(40,000)	(87,500)
7. Other, net	(1)	(1)	(1)

Net cash used in financing activities	(68,100)	(180,518)	(672,039)

IV Effect of exchange rate changes on cash and cash equivalents	3,649	(53)	705

V Net increase (decrease) in cash and cash equivalents	120,724	(266,081)	(68,078)
VI Cash and cash equivalents at beginning of period	769,952	838,030	838,030

VII Cash and cash equivalents at end of period	¥890,676	¥571,949	¥769,952

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	¥2,076	¥2,737	¥10,323
Income taxes	56,223	318,532	541,684
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	—	16,711	16,711
Retirement of treasury stock	—	—	311,371

12

(APPENDIX 1)

Operation Data for 1st Quarter of FY2005

Full-year forecast: As announced at May. 10, 2005

		[Ref.] Fiscal 2004 (Ended Mar. 31, 2005) Full- year result	[Ref.] First Quarter (Apr.-Jun.) Results	Fiscal 2005 First Quarter (Apr.-Jun. 2005) Results	[Ref.] Fiscal 2005 (Ending Mar. 31, 2006) Full-year forecast
Cellular
Subscribers	thousands	48,825	46,834	49,430	50,700
FOMA	thousands	11,501	4,583	13,710	24,100
mova	thousands	37,324	42,250	35,719	26,600
DoPa Single Service Subscribers	thousands	544	426	582	730
Market share (1) (2)%		56.1	56.3	56.1	—
Net increase from previous period (2)	thousands	2,497	505	605	1,875
FOMA	thousands	8,456	1,538	2,210	12,599
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	7,200	7,400	6,940	6,770
Voice ARPU (4)	yen/month/contract	5,330	5,450	5,120	4,990
Packet ARPU	yen/month/contract	1,870	1,950	1,820	1,780
i-mode ARPU	yen/month/contract	1,870	1,940	1,810	1,770
ARPU generated purely from i- mode (FOMA+mova) (3)	yen/month/contract	2,060	2,170	1,990	1,930
Aggregate ARPU (FOMA)	yen/month/contract	9,650	10,240	9,090	8,550
Voice ARPU (4)	yen/month/contract	6,380	6,580	5,990	5,700
Packet ARPU	yen/month/contract	3,270	3,660	3,100	2,850
i-mode ARPU	yen/month/contract	3,220	3,590	3,070	2,820
ARPU generated purely from i- mode (FOMA)	yen/month/contract	3,260	3,640	3,110	2,870
Aggregate ARPU (mova )(3)	yen/month/contract	6,800	7,150	6,190	5,800
Voice ARPU (4)	yen/month/contract	5,160	5,350	4,820	4,600
i-mode ARPU	yen/month/contract	1,640	1,800	1,370	1,200
ARPU generated purely from i- mode (mova) (3)	yen/month/contract	1,850	2,020	1,550	1,360
MOU (FOMA+mova) (3) (5)	minute/month/contract	151	152	149	—
MOU (FOMA) (5)	minute/month/contract	229	230	214	—
MOU (mova) (3) (5)	minute/month/contract	138	145	126	—
Churn Rate (2)%		1.01	1.06	0.80	—
i-mode
Subscribers	thousands	44,021	41,723	44,659	46,200
FOMA	thousands	11,353	4,526	13,514	—
i-appliTM compatible (6)	thousands	29,989	25,009	31,330	—
i-mode Subscription Rate (2)%		90.2	89.1	90.3	91.1
Net increase from previous period	thousands	2,944	646	638	2,179
i-Menu Sites (FOMA)	sites	4,780	4,181	4,933	—
i-Menu Sites (mova)	sites	4,573	4,245	4,635	—
Access Percentage by Content Category
Ringing tone/Screen	%	30	32	24	—
Game/Horoscope	%	22	18	22	—
Entertainment Information	%	24	25	27	—
Information	%	12	13	12	—
Database	%	4	4	5	—
Transaction	%	8	8	10	—
Independent Sites (7)	sites	85,013	77,550	87,372	—
Percentage of Packets Transmitted
Web	%	94	91	96	—
Mail	%	6	9	4	—
PHS
Subscribers	thousands	1,314	1,537	1,150	800
Market Share (1)%		29.4	30.6	25.7	—
Net increase from previous period	thousands	-278	-55	-164	-514
ARPU (4)	yen/month/contract	3,360	3,330	3,320	—
MOU (5) (8)	minute/month/contract	82	85	74	—
Data transmission rate (time) (8)(9)%		74.7	74.1	75.8	—
Churn Rate	%	3.23	3.38	4.83	—
Others
Prepaid Subscribers (10)	thousands	76	93	68	—

*	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculation from the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues.

[Notes associated with the above-mentioned change]

•	International service-related ARPU included in the full-year forecasts and the first quarter results of the fiscal year ending Mar. 31, 2006 are as below:

	FY2005 First Quarter (Apr.-Jun. 2005) Results	FY2005 (Ending Mar. 31, 2006) Full-year forecast
Aggregate ARPU (FOMA+mova)	30 yen	40 yen
Aggregate ARPU (FOMA)	60 yen	60 yen
Aggregate ARPU (mova)	20 yen	30 yen
*	ARPU data in previous reports do not include International service-related revenues. ARPU generated from International services, derived from the revenues thereof, for the relevant periods are as below:

	FY2004 (Ended Mar. 31, 2005) Full-year result	First Quarter (Apr-Jun) Result
Aggregate ARPU (FOMA+mova)	20 yen	20 yen
*	No. of DoPa Single Service subscribers has been included in the number of mova subscribers starting with the results for the first six months of the fiscal year ended Mar. 31, 2005 in order to standardize the definition of subscribers used by all mobile operators in Japan.

[Notes associated with the above-mentioned change]

•	Market share, net increase from the previous period and churn rate data are all calculated inclusive of DoPa Single Service subscribers.

•	ARPU and MOU data are calculated without including DoPa Single Service subscribers and DoPa Single Service-related revenues.

*	Please refer to the attached sheet (P.14) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association.

(2)	DoPa Single Service subscribers are included in the calculation.

(3)	Calculation does not include DoPa Single Service-related revenues and DoPa Single Service subscribers.

(4)	Inclusive of circuit-switched data communications.

(5)	MOU (Minutes of Usage): Average communication time per one month per one user

(6)	Sum of FOMA handsets and mova handsets.

(7)	Data on independent sites are from OH!NEW? by Digital Street Inc.

(8)	Not inclusive of data communication time via @FreeD service.

(9)	Percentage of data traffic to total outbound call time

(10)	Included in total cellular subscribers.

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly revenue per unit)*1

i)	ARPU(FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No.

                        of active cellular phone subscribers (FOMA)

i-mode ARPU*2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) /

                        No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet t ransmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No.

                        of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods*1

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers*4 for each month.

*1	DoPa single service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

*4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

14

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2005	Three months ended June 30, 2004
a. EBITDA	¥455.0	¥445.9

Depreciation and amortization	(165.3)	(165.2)
Losses on sale or disposal of property, plant and equipment	(1.9)	(4.1)
Impairment loss	(0.2)	—

Operating income	287.6	276.6

Other income (expense)	65.8	0.3
Income taxes	(144.8)	(106.0)
Equity in net losses of affiliates	(0.8)	(0.5)
Minority interests in consolidated subsidiaries	0.0	(0.0)

b. Net income	207.9	170.4

c. Total operating revenues	1,187.1	1,221.1

EBITDA margin (=a/c)	38.3%	36.5%
Net income margin (=b/c)	17.5%	14.0%

Note:    EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding changes in investments for cash management purpose

	Billions of yen
	Three months ended June 30, 2005	Three months ended June 30, 2004
Free cash flows excluding changes in investments for cash management purpose	¥135.2	¥(85.5)

Changes in investments for cash management purpose	50.0	—

Free cash flows	185.2	(85.5)

Net cash used in investing activities	(141.2)	(203.2)
Net cash provided by operating activities	326.3	117.7

Note:	Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.

15

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

•	Competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses.

•	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

•	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations.

•	The introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers.

•	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	Our PHS business, which is expected to operate at a loss until the service is terminated, may incur greater losses than we project.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks and other problems could cause systems failures in our networks, handsets or other networks required for the provision of service, disrupting our ability to offer services to our subscribers.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

16

NTT DoCoMo, Inc.

Results for the first quarter

of the fiscal year ending March 31, 2006

July 29, 2005

Copyright (C) 2005 NTT DoCoMo, Inc. All rights reserved.

Forward-Looking Statements

The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Act of 1934. Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, and management goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses; the new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth; the introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations; the introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers; limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction; the W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers; our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; our PHS business, which is expected to operate at a loss until the service is terminated, may incur greater losses than we project; as electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations; social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image; inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image; earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks and other problems could cause systems failures in our networks, handsets or other networks required for the provision of service, disrupting our ability to offer services to our subscribers; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders. Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2004, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.

Measures Implemented in FY2005 1Q

■	FY2005 1Q Results Highlights

-	Due to decline in “wireless services” revenues and “Equipment sales” revenues, Operating Revenues: 1,187.1 billion yen (down 34.1 billion yen or 2.8% year-on-year)

-	Operating Income: 287.6 billion yen (Up 11.0 billion yen or 4.0% year-on-year) Progress to full-year operating income forecast: 35.5%

■	Measures Implemented in FY2005 1Q

-	Price revisions and discounts introduced in FY2004, added handset lineup (e.g. FOMA 901iS series) and improved network quality reinforced our competitiveness.

-	Our churn rate dropped to 0.80%, share of net adds rose to 56.1% in FY2005 1Q

■	Future Activities

-	To maintain and further boost our competitiveness, we plan to introduce a “new rate plans”, and “strengthen or review some discount services” in November 2005.

FY2005 1Q Financial Results Highlights (US GAAP)

♦	Consolidated financial statements in this document are unaudited.

♦	Free cash flows are excluded changes in investments for cash management purpose, which were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.

*	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 26 and the IR Page of our website, www.nttdocomo.co.jp.

Subscriber Migration from “mova” to “FOMA”

Customer-Oriented Management (1) Products & Services

Customer-Oriented Management (1) Products & Services

Uptake of Existing Services

Customer-Oriented Management (1) Products & Services

Enriched FOMA handset lineup

♦	FeliCa is a contactless IC chip technology developed by Sony Corporation.

♦	FeliCa is a registered trademark of Sony Corporation.

Customer-Oriented Management (2) FOMA coverage/quality enhancement

Historical growth of outdoor base stations and indoor systems

Customer-Oriented Management (3) Improved after-sales support

Provision of free-of-charge battery pack

♦    Privilege services offered to “DoCoMo Premier Club” members

Successful Reduction of Churn Rate

FY2005 1Q churn rate: 0.80%

(Record low)

♦    Inclusive of “DoPa Single Service” subscribers

Effects of Reduced Churn Rate

Year-on-year comparison of no. of new handsets sold and net adds

*	Source of numbers used in calculation: Telecommunications Carriers Association (TCA)

Cellular (FOMA+mova) ARPU and MOU Trends

	04/4-6(1Q)	04/7-9(2Q)	04/10-12(3Q)	05/1-3(4Q)	05/4-6(1Q)	06/3E (full-year) (As announce on 05/5/10)
Packet ARPU (left axis)	1,950	1,900	1,820	1,830	1,820	1,780
(incl.) i-mode ARPU	1,940	1,890	1,810	1,820	1,810	1,770
Voice ARPU (left axis)	5,450	5,440	5,350	5,090	5,120	4,990
International service-related ARPU	20 (excl.)	20 (excl.)	30 (excl.)	30 (excl.)	30 (incl.)	40 (incl.)
MOU (right axis )	152	155	153	145	149	—

♦	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.

♦	For an explanation of MOU and ARPU, see Page 25 in this document, “Definition and Calculation Methods of MOU and ARPU”.

Services Linked with Brick-and-Mortar Businesses (1)

Growing uptake of “i-mode FeliCa”

♦	“Edy” is the brand of prepaid e-money managed by bitWallet, Inc.

Services Linked with Brick-and-Mortar Businesses (2)

Common infrastructure studied for roll-out

♦	To start joint business at an early date, active discussions are ongoing with an aim to conclude a definitive agreement concerning implementation method etc., within 2005.

-	Develop specifications and equipment for common reader/writer compatible with both DoCoMo’s new credit payment services and JR East’s Suica e-money.

-	Set up and operate a new common settlement center, to which common reader/writer machines and individual settlement systems are connected.

Current structure	Targeted structure

♦	“Suica” is a registered trademark of East Japan Railway Company.

Global Businesses (1)

Global Roaming Service

Global Businesses (2)

Overseas i-mode deployments

■	Markets where i-mode is already commercially provided (10 countries/regions)

■	Markets where i-mode is planned for launch in the future (11 countries/regions)

Return to Shareholders

Returning profits to shareholders is considered one of

the most important issues in our corporate management

Dividend policy

Dividend amount will be decided based on the principle of continuing stable dividend payments, while taking our consolidated financial results and business environment into consideration.

Repurchase of own shares

Plan to limit the no. of treasury shares to approx. 5% of total issued shares, and study the cancellation of treasury shares kept in excess of this limit once every year (around fiscal year-end)

	Budget for repurchase (billions of yen)		no. of shares to be repurchased (million shares)
	Authorized budget	Amount spent for repurchase	Authorized no. of shares	Actual no. of shares repurchased
Authorization at 13th shareholders meeting	600	433.7 (72.3%)	2.5	2.38 (95.3%)
Authorization at 14th shareholders meeting	400	—	2.2	—

Appendices

Operating Revenues	US GAAP

(billions of yen)	2004/4-6(1Q)	2005/4-6(1Q)	2006/3 E (Full-year) (As announce on 05/5/10)
Equipment sales	141.4	127.3	611.0
Other revenues	18.3	18.3	87.0
PHS services revenues	16.0	12.4	41.0
Cellular services revenues (voice, packet)	1,045.5	1,029.0	4,066.0

♦	“Quick services revenues” are included in “Other revenues” and international services revenues are included in “Cellular services revenues”.

♦	“Wireless services revenues” = “Cellular services revenues” + “PHS services revenues” + “Other revenues”

Operating Expenses	(US GAAP)

(billions of yen)	2004/4-6(1Q)	2005/4-6(1Q)	2006/3 E (Full-year) (As announce on 05/5/10)
Personnel expenses	62.2	62.0	251.0
Taxes and public dues	9.3	9.2	37.0
Depreciation and amortization	165.2	165.3	740.0
Impairmanent loss	—	0.2	—
Loss on disposal of property, plant and equipment and intangible assets	5.2	2.8	43.0
Communication network charges	93.0	93.7	374.0
Non-personnel expenses	609.7	566.2	2,550.0
(incl.) Revenue-linked expenses*	443.9	411.8	1,829.0
(incl.) Other non-personnel expenses	165.7	154.4	721.0

*	“Revenue-linked expenses” = cost of equipment sold + distributor commissions + cost of DoCoMo Point Service

Capital Expenditures

(billions of yen)	2004/4-6(1Q)	2005/4-6(1Q)	2006/3 E (Full-year) (As announce on 05/5/10)
Other (information systems, etc.)	45.2	25.0	147.0
PHS business	0.8	0.2	1.0
Mobile phone business (FOMA)	104.7	142.2	536.0
Mobile phone business (i-mode, etc.)	6.4	9.6	36.0
Mobile phone business (mova)	14.2	10.9	47.0
Mobile phone business (transmission line)	16.2	22.9	81.0

♦	“Quickcast business” is included in “Other (information systems, etc.)”.

Operational Results and Forecasts

	2004/4-6 (1Q) (1)	2005/4-6 (1Q) (2)	Changes (1) → (2)	2006/3 E (Full-year) As Announced 05/5/10
Cellular Phone
No. of subscribers (1,000)	46,834	49,430	+5.5%	50,700
mova	42,250	35,719	-15.5%	26,600
DoPa single	426	582	+36.6%	730
FOMA	4,583	13,710	+199.1%	24,100
i-mode	41,723	44,659	+7.0%	46,200
Market share (%)	56.3	56.1	-0.2 points	—
Handsets sold (1,000) (including handsets activated without involving sales by DoCoMo)
mova
New	1,569	945	-39.8%	—
Replace	2,771	1,525	-45.0%	—
FOMA
New	455	898	+97.4%	—
Migrations from mova	1,231	1,701	+38.2%	—
Other*	102	514	+403.9%	—
Churn rate	1.06	0.80	-0.26 points	—
PHS
No. of Subscribers (1,000)	1,537	1,150	-25.2%	800
ARPU (yen)	3,330	3,320	-0.3%	—
MOU (minutes)	85	74	-12.9%	—

*	Other includes purchase of additional handsets by existing FOMA subscribers.

♦	DoPa Single Service subscribers are included in the no. of mova subscribers to align the calculation method of subscribers with other cellular phone carriers. (Market share, the no. of handsets sold and churn rate are calculated inclusive of DoPa Single Service subscribers.)

♦	For an explanation of MOU and ARPU, please see page 25 of this document, “Definition and Calculation Methods of MOU and ARPU”.

FOMA ARPU and MOU Trends

	04/4-6(1Q)	04/7-9(2Q)	04/10-12(3Q)	05/1-3(4Q)	05/4-6(1Q)	06/3E (full-year) (As announce on 05/5/10)
Packet ARPU (left axis)	3,660	3,280	3,190	3,170	3,100	2,850
(incl.) i-mode ARPU	3,590	3,230	3,150	3,130	3,070	2,820
Voice ARPU (left axis)	6,580	6,610	6,460	6,110	5,990	5,700
International service-related ARPU	—	—	—	—	60 (incl.)	60 (incl.)
MOU (right axis)	230	239	234	219	214	—

♦	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.

♦	For an explanation of MOU and ARPU, see Page 25 in this document, “Definition and Calculation Methods of MOU and ARPU”.

Corporate Social Responsibility

■	Promote CSR programs unique to DoCoMo to ensure a sustainable development

■	Aim to help create a “safe and secure” society, keenly aware of our responsibility as a good corporate citizen.

■	Reorganized internal organization to accelerate CSR activities and fulfill accountability (CSR committee, Corporate Citizenship Department)

Actions for cellular-related social issues	Environment conservation activities

■ “DoCoMo Classroom” for safe use of mobile phones ■ Countermeasures against spam mails and education on usage manners ■ Establishment of Mobile Society Research Institute and its research activities

■       Acquired ISO14001 international certification for environment management at all levels of DoCoMo Group

■       Promotion of recollection and recycling of used cellular handsets and accessories

■       Reduced power consumption of handsets and communication facilities to help prevent global warming

Promotion of universal design	Actions undertaken in disasters, etc.

■ Universal Design Shop Established “DoCoMo Hearty Plaza” universal ■ Development of user-friendly handsets and services ■ Provision of “Hearty Discounts”	■ “i-mode Disaster Message Board” service ■ Provision of free mobile phones & chargers ■ Donations to earthquake-stricken areas in Niigata

Social contribution activities	International contribution activities

■       Support childhood education by sponsoring sports camps for youth, multimedia training for parents and children, and music concerts for children, etc.

■       Environment protection through “DoCoMo Woods” program

■       Support for employees’ volunteer activities

■       Assisted school construction in Thailand and reforestation programs in Sumatra

■       Provided donations and commodities to areas hit by the Indian Ocean tsunami.

■       Supports children’s cultural exchange program between France and Japan by using i-mode.

Definition and Calculation Methods of MOU and ARPU

■	MOU (Minutes of usage) : Average communication time per one month per one user.

■	ARPU (Average monthly Revenue Per Unit ) :

ARPU is used to measure average monthly revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues, such as monthly charges, voice transmission charges, and packet transmission charges from designated services, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in the above way provide useful information regarding the monthly usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our US GAAP results of operations.

■	Aggregate ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

■	Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

■	Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active cellular phone subscribers (FOMA+mova)

■	i-mode ARPU (FOMA+mova) : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges / No. of active cellular phone subscribers (FOMA+mova)

■	Aggregate ARPU (FOMA) : Voice ARPU (FOMA) + Packet ARPU (FOMA)

■	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

■	Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

■	i-mode ARPU (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

■	Number of active subscribers used in ARPU and MOU calculations are as follows:

■	Quarterly data: sum of “No. of active subscribers in each month”* of the current quarter

■	Full-year data: sum of “No. of active subscribers in each month”* of the current fiscal year.

*	“No. of active subs. in each month”: (No. of subs at end of previous month +No. of subs at end of current month)/2

■	DoPa Single Service subscribers are not included in the above calculation of ARPU, MOU, revenues and no. of subscribers.

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2005	Three months ended June 30, 2004
a. EBITDA	¥455.0	¥445.9

Depreciation and amortization	(165.3)	(165.2)
Losses on sale or disposal of property, plant and equipment	(1.9)	(4.1)
Impairment loss	(0.2)	—

Operating income	287.6	276.6

Other income (expense)	65.8	0.3
Income taxes	(144.8)	(106.0)
Equity in net losses of affiliates	(0.8)	(0.5)
Minority interests in consolidated subsidiaries	0.0	(0.0)

b. Net income	207.9	170.4

c. Total operating revenues	1,187.1	1,221.1

EBITDA margin (=a/c)	38.3%	36.5%
Net income margin (=b/c)	17.5%	14.0%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding changes in investments for cash management purpose

	Billions of yen
	Three months ended June 30, 2005	Three months ended June 30, 2004
Free cash flows excluding changes in investments for cash management purpose	¥135.2	¥(85.5)
Changes in investments for cash management purpose	50.0	—

Free cash flows	185.2	(85.5)

Net cash used in investing activities	(141.2)	(203.2)
Net cash provided by operating activities	326.3	117.7

Note:	Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.

“FOMA”, “mova”, “Quickcast”, “i-mode”, “DoPa”, “i-appli”, “Hearty Discount”, “pake-houdai”, “Nikagetsu Kurikoshi”, “Osaifu-Keitai”, “DoCoMo Premier Club”, “World Wing”, and “World Counter” are trademarks or registered trademarks of NTT DoCoMo, Inc.

Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.